Exhibit 99.1

Randall Oliphant Elected New Chairman of World Gold Council

September 24, 2013 – New Gold Inc. (“New Gold”) (TSX and NYSE MKT:NGD) is pleased to announce that Randall Oliphant, New Gold’s Executive Chairman, has been elected Chairman of the World Gold Council, succeeding Ian Telfer, Chairman of Goldcorp Inc.

“I am taking on the role at a time when gold has a wider significance than ever before across the world. From investments and capital markets, to the rise of the eastern consumer, gold is at the heart of many societies as they seek to store and protect their wealth. The World Gold Council has been in the vanguard of developing innovative uses for gold, and it is a privilege to accept this role,” stated Mr. Oliphant.

The World Gold Council is the market development organization for the gold industry. Significant initiatives spearheaded by the World Gold Council include the publication of the Conflict-Free Gold Standard and the guidance notes on All-In Costs.

Aram Shishmanian, Chief Executive Officer, World Gold Council, commented, “I am looking forward to working with Mr. Oliphant. Gold has been central to the preservation of global wealth in recent years, and as the west rebuilds following the financial crisis and the emerging economies of the world grow, gold will continue to play a central role in protecting the wealth and mitigating the financial risk of both nations and individuals.”

“I’m extremely proud of the industry and the work of the World Gold Council,” added Mr. Oliphant.  “I look forward to working with our members to continue building awareness and understanding of the contribution gold makes to society.”

The entire New Gold team and Board of Directors congratulate Mr. Oliphant on his election.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Cerro San Pedro Mine in Mexico, the Mesquite Mine in the United States and the Peak Mines in Australia provide the company with its production base and solid foundation. In addition, New Gold owns 100% of the Blackwater project and 97% of the Rainy River project, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold’s objective is to continue to establish itself as a leading intermediate producer, focused on the environment, sustainability and generating peer-leading shareholder returns. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: discrepancies between actual and estimated reserves and resources; changes in international, national and local government legislation in Canada; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com.

Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

For further information please contact:
New Gold Inc.
Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com